Exhibit 99.1

30 May 2023

ABCAM PLC

(“Abcam” or “the Company”)

Statement on calling an Extraordinary General Meeting

Cambridge, UK / Waltham, MA: Abcam plc (“Abcam,” “Company,” “Group”) (Nasdaq: ABCM), a global leader in the supply of life science research tools, notes that it has received a notice from Dr. Jonathan Milner seeking to require the Board of Directors to convene an Extraordinary General Meeting (the “EGM”). The Company is reviewing the notice with its legal advisors and will provide a further update in due course. Shareholders do not need to take any action at this time.

The Board has met with Dr. Milner in good faith over the past few weeks to discuss how his expertise can be used at the Board and continues to seek a resolution that would benefit all shareholders and avoid an unnecessary and distracting EGM at a significant cost to the Company and its shareholders.

Dr. Milner initially formally requested to be re-appointed to the Board, in a non-executive role, on 28 April 2023, less than three weeks prior to the Company’s Annual General Meeting (the “AGM”) and after the date he could have been properly nominated for election at the AGM. The Board moved quickly to complete its formal consideration of Dr. Milner’s appointment to the Board, including facilitating meetings with all of Abcam’s non-executive directors within 10 days.

Following completion of its governance process, the Board offered Dr. Milner a seat on the Board subject to a customary relationship agreement, consistent with his being a significant shareholder. After informing Dr. Milner that the Board was willing and able to appoint him, he immediately rejected the invitation and requested to be named Executive Chairman. Dr. Milner then issued a press release announcing his intent to requisition an Extraordinary General Meeting.

Despite the Board’s efforts to encourage Dr. Milner to join the Board, Dr. Milner has made it clear he will not accept any other role on the Board except Executive Chairman. He has not yet offered any details as to his vision or how he would interact with the Company, therefore making it impossible for the Board to ensure effective executive governance could be delivered.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s expectations relating to Dr. Milner’s request, and are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

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Abcam-JF@joelefrank.com

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